Public Service Company of New Hampshire						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Net income	$42,494	$100,267	$90,067	$65,570	$58,067	$54,434
Income tax expense	26,931	49,945	50,801	31,990	21,996	22,794
Equity in earnings of regional nuclear
generating companies	(4)	(7)	(23)	(50)	(62)	(343)
Dividends received from regional equity investees	-	-	80	220	-	521
Fixed charges, as below	26,838	52,111	54,721	51,227	54,597	50,637
Less: Interest capitalized (including AFUDC)	(791)	(7,064)	(6,621)	(3,138)	(2,967)	(2,985)
Total earnings, as defined	$95,468	$195,252	$189,025	$145,819	$131,631	$125,058

Fixed charges, as defined:
Interest on long-term debt (a)	$23,103	$36,832	$36,220	$33,045	$32,655	$26,029
Interest on rate reduction bonds	1,802	6,276	9,660	13,128	15,969	18,013
Other interest (b)	692	1,039	1,187	316	1,539	2,243
Rental interest factor	450	900	1,033	1,600	1,467	1,367
Interest capitalized (including AFUDC)	791	7,064	6,621	3,138	2,967	2,985
Total fixed charges, as defined	$26,838	$52,111	$54,721	$51,227	$54,597	$50,637

Ratio of Earnings to Fixed Charges	3.56	3.75	3.45	2.85	2.41	2.47

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.